                                                                    EXHIBIT 99.1







                          INDEX TO FINANCIAL STATEMENTS

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                                    CONTENTS

Independent auditor's report                                                F-2

Consolidated balance sheets as of December 31, 1998
   and 1997                                                                 F-3

Consolidated statements of income for the years
   ended December 31, 1998 and 1997                                         F-5

Consolidated statements of changes in stockholders'
   deficit for the years ended December 31, 1998 and 1997                   F-6

Consolidated statements of cash flows for the years
   ended December 31, 1998 and 1997                                         F-7

Notes to consolidated financial statements                                  F-8

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Peoples Educational Holdings, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheet of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of income, changes in stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Educational Holdings, Inc. for the year ended December 31, 1997 (The Peoples Publishing Group, Inc. before reverse acquisition discussed in
Note 1), were audited by other auditors whose report, dated March 24, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                               /s/   MCGLADREY & PULLEN, LLP


St. Paul, Minnesota
March 11, 1999

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

                                                                                               December 31
                                                                                ----------------------------------------
ASSETS (NOTE 4)                                                                     1998                        1997
------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                     $  565,678                   $  182,116
  Accounts receivable, less allowances of $186,917 in 1998
    and $183,487 in 1997                                                           504,545                      646,301
  Inventory                                                                        439,089                      336,897
  Refundable income taxes                                                          132,500                            -
  Prepaid catalog expenses and other current assets                                 65,692                       62,689
  Advance royalties                                                                 66,000                       50,040
  Deferred income taxes (Note 6)                                                    55,800                      169,100
                                                                               ----------------------------------------
       TOTAL CURRENT ASSETS                                                      1,829,304                    1,447,143
                                                                               ----------------------------------------



Equipment, at cost, less accumulated depreciation of $82,109
   in 1998 and $55,247 in 1997                                                     112,698                       64,003
                                                                               ----------------------------------------



Other Assets
  Deferred prepublication costs (Note 2)                                           540,333                      278,016
  Advance royalties                                                                 40,123                       67,652
  Other intangible assets, net (Note 3)                                             72,983                      116,256
  Deferred income taxes (Note 6)                                                    32,636                      157,367
  Other                                                                              7,845                        4,695
                                                                               ----------------------------------------
       TOTAL OTHER ASSETS                                                          693,920                      623,986
                                                                               ----------------------------------------
       TOTAL ASSETS                                                             $2,635,922                   $2,135,132
                                                                               ========================================

See Notes to Consolidated Financial Statements.

                                                                                                December 31
                                                                                     ----------------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT                                                     1998                 1997
-----------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Notes payable under line of credit (Note 4)                                         $   234,000         $        -
  Current maturities of installment note payable (Note 4)                                      -               57,168
  Accounts payable                                                                        671,053             688,295
  Accrued expenses (Note 7)                                                               148,693             100,240
  Income taxes payable                                                                      4,500               3,420
                                                                                      ---------------------------------
          TOTAL CURRENT LIABILITIES                                                     1,058,246             849,123
                                                                                      ---------------------------------

Commitments (Notes 8 and 9)

Mandatory Redeemable Stock (Note 9)
  1990 Redeemable Convertible Stock, $0.02 par value; voting; authorized
    1,300,000 shares; issued and outstanding 1,278,120
    shares; stated at liquidation value plus accrued dividends                          1,564,725           1,511,044
  1993 Redeemable Convertible Stock, $0.02 par value; voting;
    authorized 700,000 shares; issued and outstanding 680,000
    shares; stated at liquidation value plus accrued dividends                          1,081,880           1,039,720
                                                                                      ---------------------------------
          TOTAL MANDATORY REDEEMABLE STOCK                                              2,646,605           2,550,764
                                                                                      ---------------------------------

Stockholders' Deficit (Notes 9 and 10)
  Common stock, $0.02 par value; authorized 15,000,000 shares;
    issued and outstanding 153,260 shares in 1998                                           3,065                  -
  1998 Convertible Stock, $0.02 par value; voting; authorized 600,000 shares; issued and outstanding 600,000 shares in 1998 and
    500,000 in 1997                                                                        12,000              10,000
  Additional paid-in capital                                                               95,464                  -
  Accumulated deficit                                                                  (1,054,458)         (1,274,755)
                                                                                      ---------------------------------
                                                                                         (943,929)         (1,264,755)

  Less: Notes receivable from issuance of 1998 Convertible Stock                         (125,000)                 -
                                                                                      ---------------------------------
          TOTAL STOCKHOLDERS' DEFICIT                                                  (1,068,929)         (1,264,755)
                                                                                      ---------------------------------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                 $ 2,635,922         $ 2,135,132
                                                                                      =================================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

                                                              Years Ended December 31
                                                           ------------------------------
                                                               1998             1997
-----------------------------------------------------------------------------------------
Sales and commission revenues (Note 5)                      $6,164,248       $4,528,065
Cost of sales                                                3,171,435        2,528,258
                                                           ------------------------------
     GROSS PROFIT                                            2,992,813        1,999,807

Selling and administrative expenses                          2,445,808        1,691,890
                                                           ------------------------------
     INCOME FROM OPERATIONS                                    547,005          307,917

Nonoperating income (expenses):
  Interest income                                               34,114           14,033
  Interest expense                                             (15,445)         (20,728)
  Loss on sale of assets                                        (6,926)               -
                                                           ------------------------------
     INCOME BEFORE INCOME TAXES                                558,748          301,222

Federal and state income taxes (Note 6)                        242,610          125,721
                                                           ------------------------------
     NET INCOME                                                316,138          175,501

Mandatory Redeemable Convertible Stock dividends                95,841           95,841
                                                           ------------------------------
     NET INCOME APPLICABLE TO COMMON STOCKHOLDERS           $  220,297       $   79,660
                                                           ==============================

Net income per common share:
  Basic                                                     $     0.36       $     0.15
  Diluted                                                         0.12             0.07
                                                           ==============================

Weighted-average number of common shares outstanding:
  Basic                                                        614,949          543,750
  Diluted                                                    2,744,405        2,673,206
                                                           ==============================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                                1998      Additional
                                                Common       Convertible   Paid-In     Accumulated       Notes
                                                Stock           Stock      Capital       Deficit       Receivable       Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   $    --         $   500       $ 9,500    $(1,354,415)     $    --      $(1,344,415)
  Retroactive effect of change in par
    value (Note 9)                                --           9,500        (9,500)          --             --             --
  Accrued dividends on Mandatory
    Redeemable Convertible Stock                  --            --            --          (95,841)          --          (95,841)
  Net income                                      --            --            --          175,501           --          175,501
                                             ------------------------------------------------------------------------------------
Balance, December 31, 1997                        --          10,000          --       (1,274,755)          --       (1,264,755)

  Exercise of stock options resulting in
    issuance of 100,000 shares of 1998
    Convertible Stock in exchange for
    notes receivable (Note 10)                    --           2,000       123,000           --         (125,000)          --
  Accrued dividends on Mandatory
    Redeemable Convertible Stock                  --            --            --          (95,841)          --          (95,841)
  Effect of merger transaction on
    November 1, 1998 (Note 1)                    3,065          --         (27,536)          --             --          (24,471)
  Net income                                      --            --            --          316,138           --          316,138
                                             ------------------------------------------------------------------------------------
Balance, December 31, 1998                   $   3,065       $12,000       $95,464    $(1,054,458)     $(125,000)   $(1,068,929)
                                             ====================================================================================



See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years Ended December 31
                                                                                     -------------------------
                                                                                         1998         1997
--------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                                                          $ 316,138    $ 175,501
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                         26,862       15,313
    Amortization of prepublishing costs and intangible assets                           232,704      156,049
    Changes in assets and liabilities, excluding merger effects in 1998 (Note 1):
      Accounts receivable                                                               203,280     (391,535)
      Inventory                                                                        (102,192)    (194,327)
      Refundable income taxes                                                          (132,500)           -
      Advance royalties                                                                  11,569      (33,178)
      Prepaid catalog and other current assets                                           (4,062)      17,374
      Deferred income taxes                                                             238,031      122,201
      Accounts payable and accrued expenses                                             (56,875)     379,210
      Deferred revenue                                                                        -       (4,935)
      Income taxes payable                                                                1,080        1,300
                                                                                     -------------------------
          Net cash provided by operating activities                                     734,035      242,973
                                                                                     -------------------------

Cash Flows From Investing Activities
  Purchases of fixed assets                                                             (75,557)     (30,662)
  Expenditures for prepublication costs                                                (451,748)    (205,660)
                                                                                     -------------------------
          Net cash used in investing activities                                        (527,305)    (236,322)
                                                                                     -------------------------
Cash Flows From Financing Activities
  Net proceeds under line of credit                                                     234,000            -
  Principal payments on notes payable                                                   (57,168)    (121,365)
                                                                                     -------------------------
          Net cash provided by (used in) financing activities                           176,832     (121,365)
                                                                                     -------------------------

          Net increase (decrease) in cash and cash equivalents                          383,562     (114,714)

Cash and Cash Equivalents
  Beginning of year                                                                     182,116      296,830
                                                                                     -------------------------
  End of year                                                                         $ 565,678    $ 182,116
                                                                                     =========================
Supplemental Cash Flow Information
  Cash payments for:
    Interest                                                                          $  15,363    $  20,719
    Income taxes                                                                        135,920        2,220
                                                                                     =========================

Noncash financing activities:
  Increase in Mandatory Redeemable Stock and increase in accumulated deficit
    from accrued dividends                                                            $  95,841    $  95,841
  Issuance of common stock in exchange for notes receivable                             125,000            -
                                                                                     =========================

Changes in assets and liabilities resulting from merger (Note 1):
  Receivables                                                                         $  61,524    $       -
  Other assets                                                                            2,091            -
  Accounts payable and accrued expenses, net of cash                                    (88,086)           -
                                                                                     -------------------------
          Effect of merger on stockholders' deficit                                   $ (24,471)   $       -
                                                                                     =========================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), a Minnesota corporation, through its wholly-owned subsidiary, Peoples Publishing Group, Inc.
(PPG), publishes, distributes, and markets supplementary educational texts and related materials for the pre- K-12 market. Supplementary educational materials are predominantly soft-cover textbooks that can be sold efficiently to schools through catalogs, direct mail, telemarketing, and independent commission-sales representatives. PPG and PEH are together referred to herein as the Company.

MERGER: Effective November 1, 1998, Peoples Acquisition Corporation (PAC), a subsidiary of Concourse Corporation (Concourse) merged with and into PPG. Concourse was a public company with only minimal assets, liabilities, and operations and changed its name to Peoples Educational Holdings, Inc. in December 1998. PPG survived the merger as a wholly-owned subsidiary of PEH. The shareholders and option holders of PPG were issued convertible shares and options of Concourse, which will result in the former PPG shareholders and option holders owning approximately 95 percent of the outstanding shares of Concourse upon full conversion of shares and exercise of options.

For financial reporting purposes, PPG was treated as the acquiring company, and the merger was accounted for as a "reverse acquisition." The assets and liabilities reflected in these financial statements are at the historical carrying amounts reported by PPG, and the operations reflect the historical operations of PPG, not those previously reported by Concourse. The effect of the merger was similar to a recapitalization.

INVENTORY: Inventory is stated as lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: The Company generates operating revenue and builds up an acceptable revenue basis and related cash flows with its long-lived assets. Management has and will continue, on a periodic basis, to closely evaluate its equipment, deferred prepublication costs, advance royalties, and other intangible assets to determine potential impairment by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is antidilutive, thereby increasing the income per common share.

In arriving at basic net income per common share, the Company's net income has been adjusted for undeclared, cumulative dividends on the Company's 1990 and 1993 Redeemable Convertible Stock, which totaled $95,841 for both 1998 and 1997. In arriving at the weighted-average number of common shares outstanding for basic net income per share, the Company's 1998 Convertible Stock (issued to PPG's former common stockholders), which has all the rights and privileges of the Company's common stock, has been reflected as equivalent common shares as if converted on January 1, 1997.

In arriving at diluted weighted-average shares and diluted per share amounts, common stock issuable on conversion of the 1990 and 1993 Redeemable Convertible Stock has been included as if converted on January 1, 1997. For these computations, the Company's net income (before reduction for Convertible Stock dividends) is divided by the weighted-average diluted shares outstanding. As described in Note 9, conversion of the aforementioned convertible stock would result in the issuance of 2,129,456 shares of common stock. Options outstanding of 139,202, as described in Note 10, were not included in the computation of weighted-average diluted shares outstanding since their effect was not dilutive.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value; for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate; and for the fixed-rate notes payable, fair value has been estimated based on discounted cash flows using interest rates being offered for similar borrowings. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of financial instruments would not represent the underlying value of the Company.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE: Generally, the Company recognizes sales upon shipment and estimates sales returns if the right of return exists. The allowances for sales returns as of December 31, 1998 and 1997, were $151,755 and $163,433, respectively. These sales allowances are recorded as a reduction of accounts receivable.

The Company provides credit to its customers determined on a customer-by-customer basis. In addition, the Company provides allowances for uncollectible accounts receivable based on management's periodic assessment of the need for such allowances. Such allowances were $35,162 and $20,054 at December 31, 1998 and 1997, respectively.

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, and photo and text permissions. These costs are amortized over three years, the estimated minimum life of the related publication, using the straight-line method from the date of initial publication.

PREPAID CATALOG EXPENSES: The cost of catalogs which have not been delivered to customers are carried as a prepaid expense until the actual date of mailings. Catalog expense is recognized in the statement of income in the period in which the catalogs are mailed or distributed. Advertising expense, excluding catalog expense, was $17,386 and $8,971 for 1998 and 1997, respectively.

ADVANCE ROYALTIES: Advance royalties, which are recorded as an asset when paid, incurred, or otherwise acquired, are expensed when earned by the authors. Amounts classified as current on the balance sheets are those amounts expected to be earned within the next 12 months.

OTHER INTANGIBLE ASSETS: Other intangible assets are amortized using the straight-line method over the following useful lives:

                                                                         Years
--------------------------------------------------------------------------------
Copyrights                                                                10
Goodwill                                                                  40

USE OF ESTIMATES: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION: Certain amounts as reflected in the 1997 financial statements have been reclassified to agree with the classification and method of presentation used in 1998. These reclassifications had no impact on previously reported net income or stockholders' deficit.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2.  DEFERRED PREPUBLICATION COSTS

The activity in deferred prepublication costs and the balances as of December 31, 1998 and 1997, is as follows:


                                                                               1998             1997
--------------------------------------------------------------------------------------------------------
Prepublication costs, beginning of year                                  $     669,760    $    464,100
Accumulated amortization, beginning of year                                   (391,744)       (278,968)
                                                                          ------------------------------
Net balance                                                                    278,016         185,132

Prepublication cost additions, current year                                    451,748         205,660
Amortization expense, current year                                            (189,431)       (112,776)
                                                                          ------------------------------
Net balance, end of year                                                 $     540,333    $    278,016
                                                                          ==============================


NOTE 3.  OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following at December 31, 1998 and 1997:

                                                                               1998             1997
-----------------------------------------------------------------------------------------------------------
Copyrights                                                                $    658,513    $    658,513
Goodwill                                                                        25,000          25,000
                                                                          ---------------------------------
                                                                               683,513         683,513

Less accumulated amortization                                                (610,530)        (567,257)
                                                                          ---------------------------------
Net balance, end of year                                                  $     72,983    $    116,256
                                                                          =================================



Amortization expense for these intangibles was $43,273 for both 1998 and 1997.

NOTE 4.  LINE OF CREDIT AND NOTES PAYABLE

The Company has an agreement with a bank which allows borrowings of up to $1,000,000 during certain peak seasonal months of the year and otherwise is limited to $500,000, which expires and is subject to renewal on May 22, 1999. Advances under this line of credit are based upon eligible assets, are due on demand, and bear interest at the prime rate (7.75 percent at December 31, 1998) plus 0.5 percent. All borrowings are secured by the Company's receivables, inventories, general intangibles, and equipment. The agreement also requires the Company to meet certain covenants, including maintaining a minimum net worth. There was $234,000 outstanding under this agreement at December 31, 1998.

The Company obtained a $200,000 installment loan from a bank in 1993. The term of the loan was five years and had an unpaid balance of $57,168 at December 31, 1997. The loan was repaid in 1998.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 5.  REVENUES BY PRODUCT LINE

The Company's revenues by major product line for the years ended December 31, 1998 and 1997, are as follows:

                                 Product Line                                  1998             1997
--------------------------------------------------------------------------------------------------------
Instruction sales                                                         $   2,471,814    $  1,476,971
Test preparation sales                                                          954,886         277,711
Advanced placement sales and commission revenue                               2,737,548       2,749,914
Other sales                                                                           -          23,469
                                                                          ------------------------------
Total revenues                                                            $   6,164,248    $  4,528,065
                                                                          ==============================


NOTE 6.  INCOME TAXES

Federal and state income tax expense for the years ended December 31, 1998 and 1997, consisted of the following:



                                                                               1998            1997
---------------------------------------------------------------------------------------------------------
Current                                                                   $     4,579      $     3,520
Deferred                                                                      238,031          122,201
                                                                          -------------------------------
Total                                                                     $   242,610      $   125,721
                                                                          ===============================


For the years ended December 31, 1998 and 1997, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:


                                                                               1998            1997
---------------------------------------------------------------------------------------------------------
Computed federal income tax at statutory rate                             $   190,000      $   102,400
State income taxes, net of federal benefit                                     33,200           17,900
Other, net                                                                     19,410            5,421
                                                                          -------------------------------
                                                                          $   242,610      $   125,721
                                                                          ===============================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 6.     INCOME TAXES (CONTINUED)

Net deferred tax assets are comprised of the following at December 31, 1998 and 1997:


                                                                             1998                 1997
-----------------------------------------------------------------------------------------------------------
Net operating loss carryforwards                                          $         2,900      $   101,000
Allowance for doubtful accounts                                                    14,400            8,200
Allowance for sales returns                                                        62,000           66,900
Inventory                                                                          33,900           31,100
Prepaid catalog expenses                                                                -          127,000
Intangible assets                                                                  31,600           57,000
Allowance for purchase returns                                                   (57,400)         (64,100)
Equipment                                                                           1,036            (633)
                                                                          ---------------------------------
Net deferred tax assets                                                   $        88,436      $  326,467
                                                                          =================================


The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:



                                                                                  December 31
                                                                    -----------------------------------------
                                                                              1998          1997
-------------------------------------------------------------------------------------------------------------
Current assets                                                            $    55,800  $    169,100
Noncurrent assets                                                              32,636       157,367
                                                                          -------------------------
Net deferred tax assets                                                   $    88,436  $    326,467
                                                                          =========================


NOTE 7.  ACCRUED EXPENSES

The components of accrued expenses as of December 31, 1998 and 1997, are as follows:

                                                                               1998          1997
---------------------------------------------------------------------------------------------------
Compensation                                                              $    78,292  $    74,656
Professional fees                                                              66,358       14,592
Other                                                                           4,043       10,992
                                                                          -------------------------
                                                                          $   148,693  $   100,240
                                                                          =========================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 8.  LEASE COMMITMENTS

The Company is leasing its premises under an operating lease which expires in October 1999. The Company also leases automobiles and office equipment under operating leases.

Future minimum rental obligations under operating leases are as follows:

Years ending December 31:

   1999                                                $            48,229
   2000                                                             10,594
   2001                                                              8,388
   2002                                                                457
                                                       --------------------
                                                       $            67,668
                                                       ====================


Rent expense under the aforementioned operating leases was $42,276 and $41,207 in 1998 and 1997, respectively.

NOTE 9.  COMMON AND CONVERTIBLE STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 25,000,000 shares of capital stock, of which 15,000,000 are designated as common shares, 2,600,000 are designated as either 1990, 1993, or 1998 Convertible Stock, and 7,400,000 are undesignated.

REVERSE STOCK SPLIT AND CHANGES IN PAR VALUE: In December 1998, the Company's stockholders approved a 20-to-1 reverse stock split. In addition, at the time of the merger and in December 1998, the Company changed the par value of common and Convertible Stock. All shares, per share amounts, and par values presented in these financial statements reflect the retroactive effect of these transactions.

MANDATORY REDEEMABLE STOCK: Shareholders of 1990 and 1993 Redeemable Convertible Stock are entitled to cumulative quarterly cash dividends at the rates of $0.042 and $0.062, respectively, per share per annum. The Redeemable Convertible Stock has liquidation preferences of $0.84624 and $1.25, respectively, plus unpaid accumulated dividends prior to payments to common stockholders or 1998 convertible stockholders.

Under a required redemption provision, commencing on August 24, 2000, the Company is required to redeem one-third of the Redeemable Convertible Stock from each shareholder, if adequate cash funds are legally available, at a price equal to the liquidation preference plus accumulated dividends.

Each share of 1990 and 1993 Redeemable Convertible Stock is convertible at the option of the holder into 1.0875 shares of common stock, subject to a possible adjustment for noncash dividends on common stock and subject to certain antidilution provisions. As of December 31, 1998, the 1990 and 1993 Redeemable Convertible Stock in the aggregate was convertible into 2,129,456 shares of the Company's common stock. In the event of such conversion, the accumulated unpaid dividends would be subject to payment in cash by the Company. At December 31, 1998, the aggregate accumulated unpaid dividends were $483,129 and $231,880 for the 1990 and 1993 Redeemable Convertible Stock, respectively.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9.   COMMON AND CONVERTIBLE STOCK (CONTINUED)

1998 CONVERTIBLE STOCK: Each share of 1998 Convertible Stock is convertible at the option of the holder into 1.0875 shares of common stock through December 31, 2001, subject to a possible adjustment for dividends on common stock and subject to certain antidilution provisions. After December 31, 2001, each share of 1998 Convertible Stock is convertible into 0.5 shares of common stock. As of December 31, 1998, the 1998 Convertible Stock is convertible into 652,500 shares of the Company's common stock.

Note 10.  STOCK OPTIONS

The Company adopted the 1998 Stock Option Plan (the Plan) effective August 1998. The Plan permits the granting of incentive stock options and nonqualified options. A total of 400,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

Grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the options been determined using the fair value method required by FASB Statement No. 123, the Company's net income applicable to common stockholders, net income, and basic and diluted net income per common share on a pro forma basis for 1998 and 1997 would have been as follows:


                                                                             1998             1997
------------------------------------------------------------------------------------------------------
Net income applicable to common stockholders:
   As reported                                                            $  220,297      $  79,660
   Pro forma                                                                 196,201         79,660
Basic net income per common share:
   As reported                                                            $     0.36      $    0.15
   Pro forma                                                                    0.32           0.15
Net income before reduction for Convertible Stock dividends:
   As reported                                                            $  316,138      $ 175,501
   Pro forma                                                                 292,042        175,501
Diluted net income per common share:
   As reported                                                            $     0.12      $    0.07
   Pro forma                                                                    0.11           0.07

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rate of 6 percent, expected lives of five to ten years, and no expected volatility.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 10.    STOCK OPTIONS (CONTINUED)

A summary of stock option activity, including options originally granted by PPG and reissued on November 1, 1998, as PEH options in connection with the merger, is as follows:


                                                   Weighted-
                                                    Average                      Weighted-
                                                     Grant                        Average
                                                   Fair Value      Shares      Exercise Price
---------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                     $  0.40        100,000     $   1.25
   Granted                                              0.53         87,000         1.20
                                                                ------------
Outstanding at December 31, 1997                        0.46        187,000         1.23
   Granted                                              0.32         52,202         1.20
   Exercised                                               -      (100,000)         1.25
                                                                ------------
Outstanding at December 31, 1998                        0.45        139,202         1.20
                                                                ============


There were 52,473 options exercisable at December 31, 1998, at a weighted-average exercise price of $1.20 per share. The weighted-average remaining contractual life of all outstanding options was 6.9 years at December 31, 1998.

In July 1998, prior to the merger transaction where PPG became a subsidiary of PEH, two officer/stockholders of PPG exercised stock options (granted by PPG in 1993) to purchase 50,000 shares each of 1998 Convertible Stock at $1.25 per share. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, are due on July 31, 2003, and are collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as an increase in the stockholders' deficit.

NOTE 11.  RELATED PARTY TRANSACTIONS

The Company has retained RiverPoint Investments, Inc., a company in which one of its officers and directors is the majority shareholder, for certain consulting services. The Company pays $4,000 per month for such services.

Following the November 1, 1998, merger, the Company's Board of Directors approved an agreement pursuant to which the former CEO of PEH acquired substantially all of PEH's pre-merger assets (approximately $64,000) in exchange for the assumption of all of PEH's liabilities as of the effective date of the merger, except certain specified liabilities related to consummating the merger. This transaction resulted in a loss of approximately $6,000.